ITURAN LOCATION AND CONTROL LTD.

September 14, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:

Request for Withdrawal
Ituran Location and Control Ltd.
Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or 12(g) of the Securities and Exchange Act of 1934
File No.: 001-32618

Ladies and Gentlemen:

The undersigned (the "Company") hereby requests that the above-referenced Form 8-A filed pursuant to Section 12(b) be withdrawn, effective immediately. The Company intends to subsequently file a Form 8-A pursuant to Section 12(g).

Should you have any questions regarding this request for withdrawal, please contact our legal counsel, Yuval Tal (at (212) 969-3018) or Paul Rachlin (at (212) 969-3640) of Proskauer Rose LLP.

Sincerely,

ITURAN LOCATION AND CONTROL LTD.

By:   /s/ Eyal Sheratzky
Name: Eyal Sheratzky

Title:    Co-Chief Executive Officer